

16014102

SI ION

OMB APPROVAL
OMB Number 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8-66993-01

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2015** (MM/DD/YY) AND ENDING **December 31, 2015** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blue Rock Global Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 East Lake Street, Suite 120
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela M. Knutzen **(952) 229-8704**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AKB

OATH OR AFFIRMATION

I, Mark F. Steen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Rock Global Partners, Inc. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ANGELA MERKEL KNUTZEN
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

Signature

Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

BLUE ROCK GLOBAL PARTNERS, INC.

We have audited the accompanying statement of financial condition of Blue Rock Global Partners, Inc. (the "Company") as of December 31, 2015, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The Schedules I, II, and III (together "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Minneapolis, Minnesota
February 23, 2016

BLUE ROCK GLOBAL PARTNERS, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2015

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

		2015
ASSETS		
ASSETS		
Cash	$	38,625
Support fee receivable		1,500
Prepaid expenses		1,481
TOTAL ASSETS	$	41,606
LIABILITIES		
LIABILITIES		
Accounts payable	$	1,000
TOTAL LIABILITIES		1,000
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.001, authorized 10,000 shares, issued and outstanding 10,000 shares		10
Additional paid-in capital		48,613
TOTAL CAPITAL CONTRIBUTED		48,623
RETAINED EARNINGS		(8,017)
TOTAL STOCKHOLDERS' EQUITY		40,606
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	41,606

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2015

		2015
REVENUE		
Support fee	$	18,005
TOTAL REVENUE		18,005
OPERATING EXPENSES		
General and administrative expenses		27,454
TOTAL OPERATING EXPENSES		27,454
NET LOSS	$	(9,449)

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2015

	Common Stock Issued		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2014	10,000	$ 10	$ 48,613	$ 1,432	$ 50,055
Net loss	-	-	-	(9,449)	(9,449)
Balance, December 31, 2015	10,000	$ 10	$ 48,613	$ (8,017)	$ 40,606

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

		2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(9,449)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Decrease (increase) in operating assets:		
Prepaid expenses		1,119
Increase (decrease) in operating liabilities:		
Accounts payable		(14)
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(8,344)
CASH FLOWS FROM FINANCING ACTIVITIES		
NET DECREASE IN CASH		(8,344)
CASH		
BEGINNING OF YEAR		46,969
END OF YEAR	$	38,625

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Blue Rock Global Partners, Inc. (the Company) was established as a brokerage affiliate of Blue Rock Advisors, Inc. The Company, through its registered representatives, privately offers the Blue Rock family of funds to qualified investors.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at a high quality financial institution and no significant credit risk exists with respect to these deposits.

Concentrations of risk – The Company is dependent on Blue Rock Advisors, Inc. (related party – see Note 2) for all of its revenue.

Support fee receivable – Support fee receivable represents fees due from a related party, Blue Rock Advisors, Inc. for the potential sale of various investment funds (Note 2). The Company believes that Blue Rock Advisors, Inc. is a high quality institution and there is no significant credit risk with respect to these amounts.

The Company evaluates the collectability of the support fee receivable based on a combination of factors and records a specific reserve when it becomes aware of any collection issue. As of December 31, 2015, no allowance for uncollectable accounts has been reflected on the accompanying statement of financial condition. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally thirty days) as past due. If circumstances change, the Company's estimates of the collectability of amounts due could change by a material amount.

Revenue recognition - Support fee income is recognized monthly when earned, for the potential sale of various investment funds under management by Blue Rock Advisors, Inc.

Income taxes - The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

BLUE ROCK GLOBAL PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

(1) Nature of business and significant accounting policies (continued)

Income taxes (continued) - The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment, the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. The Company's federal and state tax returns are generally open for examination for three years following the date filed.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events policy - The Company has evaluated subsequent events through the date of issuance of the Company's statement of financial condition, and has determined that no items require disclosure.

Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 outlines a comprehensive revenue recognition model and will supersede all current revenue recognition guidance. ASU 2014-09 is effective for fiscal periods beginning after December 15, 2016, including interim periods within that reporting period and allows for either full retrospective or modified retrospective adoption with early adoption being prohibited. During 2015, ASU 2014-09 was updated to defer implementation to fiscal periods beginning after December 15, 2017. The Company is currently assessing the future impact that ASU 2014-09 will have on its financial statements.

(2) Related party transaction

The Company shares certain operating and administrative expenses with Blue Rock Advisors, Inc. through an expense sharing agreement. During 2015, the Company paid $12,000 to Blue Rock Advisors, Inc. under this agreement.

Blue Rock Advisors, Inc. pays the Company support fees for the potential placement of investors with various investment funds under their management.

(2) Related party transaction (continued)

During 2015, support fee revenue earned from Blue Rock Advisors, Inc. and shared expenses and commissions incurred to it were as follows:

Support fee revenue	$	18,000
Shared expenses	$	12,000

As a result of these revenue and expense transactions, support fee receivable and shared expense payable, which is included in accounts payable on the accompanying statement of financial condition, were as follows at December 31, 2015:

Support fee receivable	$	1,500
Shared expenses payable	$	1,000

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital as defined by Rule 15c3-1 of $37,625 which exceeds its required net capital of $5,000 by $32,625. The Company's ratio of aggregate indebtedness to net capital was 2.66 to 1 at December 31, 2015.

(4) Exemption

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(i) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

SUPPLEMENTAL INFORMATION

BLUE ROCK GLOBAL PARTNERS, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2015

Schedule I

Total ownership equity from Statement of Financial Condition	$	40,606
Total non-allowable assets included in Statement of Financial Condition	$	2,981
Net capital before haircuts on securities positions	$	37,625
Haircuts		-
Net capital	$	37,625

See Independent Registered Public Accounting Firm's Report

BLUE ROCK GLOBAL PARTNERS, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2015

Schedule I (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	67
Minimum dollar net capital requirement of reporting dealer and minimum net capital requirement of subsidiaries	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	32,625

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities included in Statement of Financial Condition	$	1,000
Total aggregate indebtedness	$	1,000
Ratio of aggregate indebtedness to capital		2.66%

See Independent Registered Public Accounting Firm's Report

BLUE ROCK GLOBAL PARTNERS, INC.
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2015)

Schedule II

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

No significant adjustments

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

No significant adjustments

BLUE ROCK GLOBAL PARTNERS, INC.
STATEMENT PURSUANT TO 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

Schedule III

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and of possession and control under provisions of Securities and Exchange Commission Rule 15c3-3 based on paragraph K(2)(i) of the Rule.



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

BLUE ROCK GLOBAL PARTNERS, INC.

We have reviewed management's statements, included in the accompanying Blue Rock Global Partners, Inc.'s Exemption Report, in which (1) Blue Rock Global Partners, Inc. (the Company) identified the following provisions of 17 C.F. R. § 15c3-3(k) under which Example Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 23, 2016


BLUE ROCK
ADVISORS

Blue Rock Global Partner's Exemption Report

Blue Rock Global Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Blue Rock Global Partners, Inc.

I, Angela M. Knutzen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ___________________________

Title: Chief Financial Officer

February 22, 2016

445 EAST LAKE STREET, SUITE 120, WAYZATA, MN 55391
TEL 952.229.8700 FAX 952.229.8701